First Guaranty Bancshares, Inc. 8-K

 Exhibit 5.1

April 27, 2021

Board of Directors

First Guaranty Bancshares, Inc.

400 East Thomas Street

Hammond, Louisiana 70401

Ladies and Gentlemen:

We are acting as special counsel to First Guaranty Bancshares, Inc., a Louisiana corporation (the “Company”), in connection with the issuance and sale of 1,380,000 depositary shares of the Company (the “Depositary Shares”) (including 180,000 Depositary Shares issued upon the exercise of the Underwriters’ option to purchase additional Depositary Shares), each representing a 1/40th interest in a share of 6.75% Series A Fixed-Rate Non-Cumulative Perpetual Preferred Stock (the “Preferred Stock”) of the Company, pursuant to (i) the Underwriting Agreement (the “Agreement”), dated April 22, 2021, between the Company and Janney Montgomery Scott LLC, as underwriter, (the “Underwriter”) and (ii) the Deposit Agreement dated as of April 27, 2021 among the Company, Zions Bancorporation, National Association, as Depositary, and the Holders from time-to-time of the depositary receipts described therein (the “Deposit Agreement”). The issuance and sale of the Depositary Shares by the Company is being made pursuant to a prospectus supplement dated April 22, 2021 and the accompanying base prospectus dated October 26, 2020 (such documents, collectively, the “Prospectus”) that form part of the Company’s effective registration statement on Form S-3 (File No. 333-249169) (the “Registration Statement”) filed with the Securities and Exchange Commission ( the “Commission”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

In rendering this opinion, we have examined and relied upon originals, or photostatic, scanned/emailed or certified (or otherwise satisfactorily identified) copies, of the Registration Statement (including the exhibits attached thereto), the Prospectus, the Underwriting Agreement, the Deposit Agreement, the certificate representing 34,500 shares of Preferred Stock, the form of depositary receipt evidencing the Depositary Shares, the Issuer-Represented Free Writing Prospectuses relating to the Company dated April 21, 2021 and April 22, 2021 and filed with the Commission pursuant to Rule 433 of the rules and regulations of the Commission, used by the Company in connection with the offering, issuance and sale of the Depositary Shares and the Articles of Amendment to the Restated Articles of Incorporation of the Company, as amended through the date hereof, and the Bylaws of the Company, as amended through the date hereof, and minutes of meetings of the Board of Directors of the Company. Further, for purposes of this opinion letter, we have assumed: (i) the genuineness of all signatures appearing on all documents, the legal capacity of all natural persons signing such documents, the authenticity of all documents submitted to us as originals; (ii) the conformity to original documents of all documents submitted to us as certified, conformed, photostatic or scanned/emailed copies; (iii) the accuracy and completeness of all corporate records made available to us by the Company, the truth and accuracy of all facts set forth in all certificates provided to or examined by us; (iv) that Zions Bancorporation, National Association, (the “Depositary”), has all requisite power and authority under all applicable law and governing documents to execute, deliver and perform its obligations under the Deposit Agreement and has complied with all legal requirements pertaining to its status as such status relates to its rights to enforce the Deposit Agreement against the Company; (v) the Depositary has duly authorized, executed and delivered the Deposit Agreement; (vi) the Depositary is validly existing and in good standing in all necessary jurisdictions; (vii) the Deposit Agreement constitutes a valid and binding obligation, enforceable against the Depositary in accordance with its terms; (viii) there has been no mutual mistake of fact or misunderstanding, or fraud, duress or undue influence, in connection with the negotiation, execution or delivery of the Deposit Agreement, and the conduct of all parties to the Deposit Agreement has complied with any requirements of good faith, fair dealing and conscionability; and (ix) there are and have been no agreements or understandings among the parties, written or oral, and there is and has been no usage of trade or course of prior dealing among the parties (and no act or omission of any party) that would, in any such case, define, supplement or qualify the terms of the Deposit Agreement. As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

Based upon, subject to and as limited by the foregoing and as set forth hereinafter, we are of the opinion that:

(a) The Preferred Stock, upon receipt by the Company of the consideration for the Preferred Stock specified in resolutions of the Board of Directors of the Company, will be validly issued, fully paid, and nonassessable.

(b) The depositary receipts evidencing the Depositary Shares, upon due issuance against a deposit of the Preferred Stock with the Depositary pursuant to the Deposit Agreement, will be validly issued and entitle the holders thereof to the rights specified in such depositary receipts and Deposit Agreement.

The foregoing opinions are limited to federal law and the laws of the State of Louisiana. We express no opinion as to matters governed by the laws of any other state, including, without limitation, any state securities laws or blue sky laws. Furthermore, no opinion is expressed herein as to the effect of any future acts of the parties or changes in existing law. We undertake no responsibility to advise you of any changes after the date hereof in law or the facts presently in effect that would alter the scope or substance of the opinions herein expressed.

This opinion is delivered for use solely in connection with the issuance of the depositary receipts evidencing the Depositary Shares in the transactions contemplated by the Registration Statement, the Prospectus and the Underwriting Agreement and may not be used, circulated, quoted or otherwise relied upon for any other purpose without our express written consent. This letter expresses our legal opinion as to the foregoing matters based on our professional judgment at this time; it is not, however, to be construed as a guaranty, nor is it a warranty that a court considering such matters would not rule in a manner contrary to the opinion set forth above. Further, we assume no obligation to advise of any changes in the foregoing subsequent to the delivery of this letter.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K dated April 27, 2021, which is incorporated by reference in the Registration Statement, and to being named in the Registration Statement under the heading “Legal Matters” as the law firm which passed on the validity of the securities. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ PHELPS DUNBAR, LLP

PHELPS DUNBAR, LLP

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